UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-19771
CUSIP NUMBER: 237887104

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ACORN ENERGY, INC.
Full Name of Registrant

ACORN FACTOR, INC.
Former Name if Applicable

4 West Rockland Road
Address of Principal Executive Office (Street and Number)

Montchanin, Delaware 19710
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Michael Barth	302	656-1707
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is preliminary consolidated results of operations data for Acorn Energy, Inc. (the "Company" or “us”) for the quarter ended March 31, 2008 and comparative data for the quarter ended March 31, 2007.

Sales. Sales in the first quarter of 2008 increased by $3.3 million or 313% from $1.0 million in the first quarter of 2007 to $4.3 million in the first quarter of 2008. The increase in sales is attributable to SCR-Tech sales in the first quarter of 2008 of $2.3 million and an increase in DSIT sales of 97% or $1.0 million. The increase in DSIT sales was wholly attributable to an increase in RT Solutions segment sales which was the primarily due to two naval projects being performed by our DSIT subsidiary which began in the third quarter of 2007.

Gross profit. Gross profits in the first quarter of 2008 increased by $1.1 million or 391% to $1.4 million as compared to $0.3 million in the first quarter of 2007. The increase in gross profits is attributable to SCR-Tech gross profits in the first quarter of 2008 of $0.8 million and an increase in DSIT gross profits of 128% or approximately $0.3 million. The increase in DSIT gross profits was wholly attributable to the abovementioned increase in RT Solutions segment sales. Gross margin also increased from 27% in the first quarter of 2007 to 33% in the first quarter of 2008. The increased gross margin is attributable to SCR-Tech’s gross margin of 34% as well as DSIT’s increased gross margin of 31%. DSIT’s increased gross margin in the first quarter of 2008 is due to the increased gross margin in its RT Solutions segment (34% in the first quarter of 2008 as opposed to 28% in the first quarter of 2007) and to the increased margins in its naval solutions projects in particular.

Selling, marketing, general and administrative expenses (“SMG&A”). SMG&A in the first quarter of 2008 increased by $1.7 million to $2.5 million as compared to $0.8 million in the first quarter of 2007. A portion of the increase is attributable to SCR-Tech’s SMG&A costs of $0.6 million. In addition, in 2007, senior management in our DSIT subsidiary waived approximately $0.2 million of liabilities DSIT had to them in order to shore up its results and maintain its working relationship with its banks. The remaining increase in our SMG&A costs is primarily due to increased professional fees reflecting a higher level of corporate activity in connection with our strategy to seek out and invest in companies that fit our target business model.

Gain on early redemption of Debenture. In accordance with applicable accounting standards, we recorded a non-cash gain of approximately $1.3 million in connection with the January 2008 redemption of our Convertible Debentures.

Finance expense, net. The increase in finance expense to $3.0 million in the first quarter of 2008 compared with $26,000 in the first quarter of 2007 is due to the interest expense of $3.1 million recorded with respect to the write-off of the remaining balances of debt origination costs, warrants value and beneficial conversion features in the early redemption of our convertible debentures.

Taxes on income. In the first quarter of 2008, we had an income tax benefit of $0.6 million due to the recording of a deferred tax assets.

Share of losses in Paketeria. In the first quarter of 2008, we recorded a loss of $258,000 representing our approximately 31% share of Paketeria’s losses for the period. In addition, we also recognized additional losses totaling $29,000 with respect to amortization related to the acquired value of a non-compete agreement and franchises.

Acorn Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ACORN ENERGY, INC.

Date: May 16, 2008	By:	/s/ MICHAEL BARTH
Michael Barth
Chief Financial Officer